EXHIBIT 99.4

Press Release

Energy Transition: Total Is Investing More Than €500 Million To Convert Its Grandpuits Refinery Into a Zero-Crude Platform

for Biofuels and Bioplastics

Paris — September 24, 2020 — Within the framework of its net zero strategy, Total will convert its Grandpuits refinery (Seine-et-Marne) into a zero-crude platform. By 2024, following an investment totaling more than €500 million, the platform will focus on four new industrial activities:

◾	Production of renewable diesel primarily intended for the aviation industry.
◾	Production of bioplastics.
◾	Plastics recycling.
◾	Operation of two photovoltaic solar power plants.

Meanwhile, crude oil refining at the platform will be discontinued in the first quarter of 2021 and storage of petroleum products will end in late 2023. Operations at service stations and airports in the Greater Paris region will not be affected: they will be supplied by the refineries at Donges—currently undergoing a €450 million modernization—and Normandy.

This decision to end its oil refining comes in the wake of an audit conducted over several months on the 260-kilometer Ile-de-France pipeline (PLIF), which carries crude oil from the Port of Le Havre to the Grandpuits refinery.

The refinery was forced to shut down for more than five months in 2019 when a leak appeared on the PLIF, following an earlier leak near Le Havre in 2014. With the approval of government officials, the PLIF’s maximum working pressure was reduced to ensure safe operation. As a result, the refinery could operate at only 70% of its capacity, threatening its long-term financial viability.

The audit found that normal operations at the refinery could be restored only by replacing the PLIF, at a cost of nearly €600 million. Given France’s plans for the energy transition up to 2040, therefore, Total has decided to end its oil refining at Grandpuits and embark on an industrial transformation of the site, backed by a major investment plan.

“With the industrial repurposing of the Grandpuits refinery into a zero-crude platform focused on energies of the future connected with biomass and the circular economy, Total is demonstrating its commitment to the energy transition and reaffirming its ambition to achieve carbon neutrality in Europe by 2050,” says Bernard Pinatel, President of Total Refining & Chemicals. “Grandpuits will remain a major industrial site drawing on the know-how and expertise of its teams, and our partner firms will be playing a key role as well.”

A responsible industrial redeployment with no layoffs

Total will carry out this industrial redeployment with no layoffs, with early retirements and internal mobility within the Group’ sites, providing each employee with an appropriate solution.

Of the 400 jobs at the Grandpuits platform and its associated Gargenville (Yvelines) depot today, 250 will be maintained after the conversion. Furthermore, 15 additional jobs will be created on the Grandpuits site in a packaging unit connected to the bioplastics unit.

In addition, the work projects generated by this industrial investment of more than €500 million will create up to 1,000 jobs over the three-year period for construction of the new units.

Total has also carried out a thorough review of the partner companies working on the platform, which amount to the equivalent of 300 full-time jobs. The Group is committed to supporting each partner company during the industrial repurposing of the site. In its new configuration, the Grandpuits platform will continue to prioritize its partner businesses, which will represent the equivalent of 200 full-time jobs.

Total will, of course, comply with all of its contractual commitments to its customers.

Total and the Ile-de-France region intend to launch a campaign to attract other industries to the property made available at the Grandpuits site and on industrial estates near the Grandpuits and Gargenville sites.

Three Innovative Industrial Projects Amounting

to Investments of More Than €500 Million

The Grandpuits facility will become a model zero-crude platform in France, boasting three new industrial units:

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A bio-refinery: Total will construct a renewable diesel unit, primarily producing for the aviation industry. This initiative will contribute to France’s roadmap for deploying sustainable aviation fuel, which calls for an incorporation target into aviation fuel of 2% by 2025 and 5% by 2030.

The new unit, to be commissioned in 2024, will be able to process 400,000 tons per year, with potential annual production of:

◾	170,000 tons of sustainable aviation fuel.
◾	120,000 tons of renewable diesel.
◾	50,000 tons of renewable naphtha, used to produce bioplastics.

The unit will process primarily animal fats from Europe and used cooking oil, supplemented with other vegetable oils like rapeseed (but excluding palm oil). Total will prioritize local suppliers.

Biofuels that reduce carbon emissions by at least 50% compared to their fossil equivalents are one component of Total’s strategy for meeting the challenge of carbon neutrality.

•	A bioplastics plant: Total Corbion PLA, a 50/50 joint venture between Total and Corbion, will be constructing Europe’s first PLA manufacturing plant.

Entirely produced from sugar instead of oil, PLA is a bioplastic that is biodegradable and recyclable. The market for PLA is growing up to 15% annually. Demand is rising fast, particularly in the markets for film wrap and rigid packaging and in numerous industrial applications.

Partners since 2017 in the Total Corbion PLA 50/50 joint venture, Total and Corbion successfully launched their first PLA plant in Thailand in 2018 and have decided to invest in a new European plant. Promising annual production capacity of 100,000 tons, this second plant will begin operations in 2024, making Total Corbion PLA the world’s biggest producer of PLA.

•	A plastics recycling plant: Total will be constructing France’s first chemical recycling plant with Plastic Energy (Total 60%, Plastic Energy 40%).

Based on a new innovative recycling technology, this plant will convert plastic wastes into a liquid called TACOIL through a pyrolysis melting process. This TACOIL will then be used as feedstock for the production of polymers with identical properties to virgin polymers. In particular, they will be suitable for use in food-grade applications—a major criterion for food packaging businesses.

The new unit will help Total meet its objective of producing 30% of its polymers from recycled materials by 2030.

•

In addition, Total will be building two photovoltaic solar plants, one with capacity of 28 MWp (at the Grandpuits site) and the other with capacity of 24 MWp (at the Gargenville site), which will contribute to Total’s ambition to provide green electricity to all its industrial sites in Europe.

The plants will be built and operated by Total Quadran, a wholly-owned Total affiliate that specializes in renewable energy development and production in France.

Under French law, the project is subject to the process for notifying and consulting employee representatives.

Total is committed to pursuing meaningful dialogue with employee representative organizations, and will be initiating discussions with those bodies in late September.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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